Filed by SVF Investment Corp. 3

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SVF Investment Corp. 3

(Commission File No. 001-40175)

The following communications were made available by Symbotic Holdings LLC (“Symbotic”) in connection with the proposed business combination between Symbotic and SVF Investment Corp. 3 in an interview with Nasdaq TradeTalks and on Twitter on February 23, 2022.

Nasdaq TradeTalks – Symbotic Interview Transcript

• Network:	Nasdaq
• Program:	Nasdaq TradeTalks
• Anchors:	Jill Malandrino, Global Markets Reporter, Nasdaq
• Date:	February 23, 2022
• Air time:	12:30 p.m. ET to 12:36 p.m. ET
• Interviewee:	Tom Ernst, CFO of Symbotic and Bill Boyd, CSO of Symbotic

Jill Malandrino, Global Markets Reporter, Nasdaq

Welcome to Nasdaq TradeTalks. I’m Jill Malandrino, Global Markets Reporter at Nasdaq. Joining us for this segment, we have Tom Ernst, Chief Financial Officer of Symbotic. We also have Bill Boyd, Chief Strategy Officer with Symbotic, which seeks to modernize the supply chain and reimagine warehouses. It’s great to have you both with us. And Bill, I’ll start with you. Give us an overview of what Symbotic does and the solutions that you provide.

Bill Boyd, CSO, Symbotic

Thanks Jill, thank you very much for having us. You’re exactly right, we are aimed at producing a technology platform to revolutionize the supply chain between manufacturers and then consumers, whether they purchase goods through brick-and-mortar retail or through e-commerce. And we’ve been investing in this, we’ve been at it for about a decade and have spent about $600 million investing in the nexus between autonomous vehicles technology and AI and software. And we think we have created what can really be the backbone of that part of the supply chain for the future. And since we have been doing this with fantastic customers like Walmart, Albertsons and C&S, we’ve been able to prove our use tests in live distribution centers and have created a backlog of over $5 billion of orders that we are currently working to fulfill.

Jill Malandrino, Global Markets Reporter, Nasdaq

And Bill we’ve heard so much over the past couple of years how the supply chain is broken. Where is the disconnect?

Bill Boyd, CSO, Symbotic

Well, it’s in a number of places, there is no question the supply chain is indeed broken. But it, for us, what we have been working on throughout this time is aiming at the critical components of supply chain around speed, ease, variety of products to get to customers and addressing these all in these multiple channels. And since we have been able to do it by bringing together what we call smart hardware and smart software using machine learning and artificial intelligence to solve the problem in a very different way than it’s been done before, we’ve able to take what has been a very archaic supply chain over the last multiple decades and turn it into a supply chain that is using existing real estate to actually service customers much more efficiently and much better.

Jill Malandrino, Global Markets Reporter, Nasdaq

And Tom, Symbotic’s founder and CEO self-funded the company. What will happen once the company goes public, and what has Rick’s impact been to the grocery wholesaler industry?

Tom Ernst, CFO, Symbotic

Yes, that’s right, Jill. Our Founder and CEO, Rick, Rick Cohen, did bootstrap this business, effectively funding all of that over $600 million that Bill mentioned. The genesis for the vision for the company really started with Rick and started with his prior business, his family business. Rick joined his family business and took it over within 10 years back in the 1980s. And grew what was a small wholesale grocery business, a $50 million business into the market leader with over $20 billion dollars in revenue. He did so on the back of automating manual processes with software. That’s where he got the vision for the next wave of innovation in the supply chain is around robotics and specifically around autonomous vehicles and artificial intelligence. That was the genesis that Rick brought to this company was that inspired idea that led to what Bill mentioned, that’s our 10-year history and our $5 billion backlog. So Rick is deeply engaged with the business today. He’s our CEO. He’s the hardest working employee we have and post the SPAC transaction, he’ll still retain over 70% ownership because of that, the fact that he did drive all the investments to date.

Jill Malandrino, Global Markets Reporter, Nasdaq

And Tom let’s talk more about that. Why is now the time to go public and why access the public markets via SPAC?

Tom Ernst, CFO, Symbotic

Now we’re extremely excited about our SPAC opportunity. The reason why it’s right for us is this enables us to take that next step up and be ready to scale the business and importantly it does it in scale and size and allows us to go to market with key partners. So between our partner SoftBank and the warrantless SPAC, the best-in-class structure we have, and Walmart, they’re both directly participating to contribute $350 million in capital through the PIPE process. And then we end up out of the public markets ready to invest in recruiting and retaining the right talent, recruiting and retaining the right supply chain to really scale the operations to achieve our over 80% growth we’re looking forward to over the next few years.

Jill Malandrino, Global Markets Reporter, Nasdaq

And finally, as a public company, as we look longer term, how do you plan to grow?

Tom Ernst, CFO, Symbotic

So growth, we have multiple legs for growth, and we’re excited about those. So it starts with those anchor customers that Bill mentioned, Walmart, Albertsons, and C&S Wholesale Groceries. They’ve given us firm, committed orders with scheduled dates for over $5 billion in systems. So our plan is to roll those systems out. Those customers as well are already asking us about new technologies in new sites as well. So we will do some of that as a next leg of growth. We’re talking to new customers as well so we’re going to look to add some verticals, look to add some geographies, today we’re in North America only. Then finally our business model itself just lends itself to upselling incremental capability. So the modular nature of our system enables us to upsell new capabilities for sites in place seamlessly, including just up-charging for increased throughput of the system.

Jill Malandrino, Global Markets Reporter, Nasdaq

Alright Bill and Tom, we appreciate the insight. Thanks for joining us on trade talks. I’m Jill Malandrino Global Markets Reporter at Nasdaq.

Twitter:

•	Link: https://twitter.com/SymboticTweet/status/1496587960564822026?cxt=HHwWlMC9ycS0-cQpAAAA

Catch Tom Ernst, Chief Financial Officer and Bill Boyd, Chief Strategy Officer, discussing leveraging Al & robotics to modernize the supply chain and warehouse on Trade Talks:twitter.com/i/broadcasts/1... Read the full press release and related disclaimers here: bit.ly/3GHPoym TradeTales Chief Financial Office Tom Ernst Chief Strategy Officer Bill Boyd join @JillMalandrino on @Nasdaq #TradeTalks to discuss leveraging Al an… 3:40 PM. Feb 21, 2002. Twitter Web App

DISCLAIMER

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF Investment Corp. 3’s (“SVF”) and Warehouse Technologies LLC’s (“Warehouse”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Warehouse believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Warehouse is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVF’s prospectus filed with the SEC on March 10, 2021 and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to a business combination between SVF and Warehouse (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Merger Agreement”), by and among SVF, Warehouse, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., including approval by stockholders of SVF and Warehouse on the expected terms and schedule; delay in closing the Merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Warehouse; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of certain subscription agreements entered into by SVF with certain parties in connection with the Merger Agreement; possible variances between the historical financial information Warehouse presents and its PCAOB audited financial statements, when they become available; the amount of redemption requests made by SVF’s stockholders; the effect of the announcement or pendency of the transaction on Warehouse’s business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Merger; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks related to SVF’s restatement of financials, as described on a Form 8-K filed with the SEC on November 30, 2021.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF’s and Warehouse’s control. While all projections are necessarily speculative, SVF and Warehouse believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Warehouse, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVF and is not intended to form the basis of an investment decision in SVF. All subsequent written and oral forward-looking statements concerning SVF and Warehouse, the proposed transaction or other matters and attributable to SVF and Warehouse or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving SVF and Warehouse.

SVF intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement and a prospectus of SVF, and each party will file other documents regarding the proposed transaction with the SEC. The definitive proxy statement/prospectus will also be sent to the stockholders of SVF and unitholders of Warehouse, seeking any required stockholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVF and Warehouse are urged to carefully read the entire registration statement and proxy statement prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVF with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SVF may be obtained free of charge from SVF at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents, when available, can be obtained free of charge from SVF upon written request to SVF INVESTMENT CORP., 3, 1 Circle Star Way, San Carlos, California 9470, United States Attn: Secretary, or by calling 650-562-8100.

PARTICIPANTS IN THE SOLICITATION

SVF, Warehouse and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SVF, in favor of the approval of the Merger. Additional information regarding the interests of those participants, the directors and executive officers of Warehouse and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.